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                                                                EXHIBIT 99(a)(4)


                           OFFER TO PURCHASE FOR CASH

               ALL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                            SMARTFLEX SYSTEMS, INC.
                                       AT

                              $10.50 NET PER SHARE
                                       BY

                             SSI ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                     SATURN ELECTRONICS & ENGINEERING, INC.
--------------------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 11, 1999,
                         UNLESS THE OFFER IS EXTENDED.
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                                                                   July 14, 1999

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     We have been appointed by SSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent"), to act as Information Agent in connection with the Purchaser's offer to purchase all issued and outstanding shares of common stock, $.0025 par value (the "Shares"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"), at $10.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith.

     Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Enclosed herewith are copies of the following documents:

          1. Offer to Purchase, dated July 14, 1999;

          2. Letter of Transmittal to be used by stockholders of the Company accepting the Offer;

          3. The letter to stockholders of the Company from the Chairman and Chief Executive Officer of the Company accompanied by the Company's Solicitation/Recommendation Statement on Schedule 14D-9;

          4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

          5. Notice of Guaranteed Delivery;

          6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7. Return envelope addressed to the Depositary.
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     WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. PLEASE NOTE THAT THE OFFER
AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 11, 1999, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 6, 1999 (the "Merger Agreement") among the Parent, the Purchaser and the Company. Following the satisfaction or waiver of certain conditions, including approval by stockholders of the Company, if such approval is required by applicable law, the Purchaser will be merged with and into the Company, with the Company surviving the merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of the Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by the Company or by the Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of the Parent or the Company or Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). See Section 12 of the Offer to Purchase.

     In the event the Purchaser acquires 90% or more of the outstanding Shares at the time of acceptance for payment pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of the Company. In such event, the Purchaser is required to effect the Merger without prior notice to, or any action by, any other stockholder of the Company, promptly after its acceptance for payment of Shares tendered into the Offer. In the Merger Agreement, the Parent, the Purchaser and the Company have agreed that the Purchaser may extend the Offer for one or more periods not to exceed 30 days in the aggregate without the prior written consent of the Company. If immediately after the expiration of the Offer at least a majority of the outstanding Shares on a fully-diluted basis have been tendered in the Offer and not withdrawn, then the parties have agreed that the Purchaser will purchase all Shares tendered pursuant to the Offer and the Company will promptly convene a special meeting of the stockholders of the Company for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. The Company has agreed, as soon as practicable after the expiration of the Offer, to file a proxy statement relating to the Merger with the Securities and Exchange Commission, if less than 90% of the Shares have been tendered.

     The Purchaser and the Parent have entered into Stock Tender and Voting Agreements each dated as of July 6, 1999 (the "Stockholder Agreements") with certain stockholders of the Company (the "Stockholders"), including all of its directors and executive officers, who own 299,933 outstanding Shares in the aggregate on the date of the Merger Agreement, representing approximately 5% of the outstanding Shares. Under the Stockholder Agreements, each Stockholder agreed, among other things, to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it. In addition, each Stockholder agreed to vote its Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and agreed to vote against (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and (b) any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. Each Stockholder also agreed, without limiting the foregoing, to consult with the Parent and vote all Shares beneficially owned by it in such manner as is determined by the Parent to be in compliance with the provisions of the Stockholder Agreements. The Stockholder Agreements are more fully described in Section 12 of the Offer to Purchase. Pursuant to the Stockholder Agreements, each Stockholder has delivered to the Parent, contemporaneously with the execution of its Stockholder Agreement, an irrevocable proxy pursuant to which each Stockholder irrevocably appointed Wallace K. Tsuha, Jr., Jereen G. Trudell and the Parent as its proxies and attorneys-in-fact to exercise the proxy to vote the Shares in the foregoing manner at any time until the earlier to occur of the valid termination of the Merger Agreement or the Effective Time.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE OUTSTANDING SHARES, CALCULATED ON A FULLY DILUTED BASIS, AT THE TIME OF ACCEPTANCE FOR PAYMENT.

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     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND FOUND
ADVISABLE THE MERGER AGREEMENT, THE OFFER AND THE MERGER, UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay, as promptly as practicable after the Expiration Date, for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with
Section 3 of the Offer to Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, August 11, 1999, unless and until
(i) the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), or (ii) the Purchaser and the Company, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, or by the Purchaser and the Company, shall expire. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by BankBoston, N.A. (the "Depositary") of
(i) certificates for such Shares (or a timely Book-Entry Confirmation of a transfer of such Shares as described in Section 2 of the Offer to Purchase),
(ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, effected pursuant to the procedure set forth in Section 2 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected by following the guaranteed delivery procedures specified in Section 2 of the Offer to Purchase.

     Neither the Purchaser nor the Parent will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, you will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your customers.

     The Purchaser will pay stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 to the Letter of Transmittal.

     Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                          Very truly yours,

                                          GEORGESON SHAREHOLDER COMMUNICATIONS
                                          INC.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, THE PARENT, THE DEPOSITARY, THE INFORMATION AGENT OR ANY AFFILIATE THEREOF OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

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